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Exhibit 3(viii)

Execution Copy

EXCEPTED HOLDER CERTIFICATE

        The undersigned, Howard. M. Amster (the "Investor") has executed this Excepted Holder Certificate for the benefit of Horizon Group Properties, Inc. (the "Company") for the purposes described below.

R E C I T A L S

        A.    The Company's Articles of Amendment and Restatement (the "Articles") contain a Stock Ownership Limit to ensure that the ownership of the Company's Capital Stock does not cause the Company to fail certain REIT qualification tests mandated by the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury regulations issued thereunder. From the Company's inception until October 20, 2000, no Person was allowed to Acquire or Beneficially Own Capital Stock in excess of 9.9 percent of the aggregate value of the Capital Stock outstanding. The Company amended the Articles effective October 20, 2000 (the "Effective Date") to lower the Stock Ownership Limit to 4.9 percent. However, any Person who Beneficially Owned more than 4.9 percent as of the Effective Date maintained the original 9.9 percent Stock Ownership Limit ("Existing Holders").

        B.    Pursuant to Section 4.5.12(a) of the Articles, the Company's Board of Directors may grant an exception to the Stock Ownership Limit for a particular Person subject to certain conditions and limitations set forth in the Articles, including any representations and undertakings by the Investor deemed necessary by the Board to ensure that the Company's status as a REIT will not be adversely affected by the Stock Ownership Limit exception.

        THEREFORE, in connection with the Investor's request for an exception to his Stock Ownership Limit and the Company's grant of an exception to the Investor's Stock Ownership Limit allowing the Investor to own up to 29.9 percent of the aggregate value of the outstanding shares of the Capital Stock of the Company, the Investor makes the following representations and undertakings. The capitalized terms used in this Certificate, unless otherwise defined, shall have the same meanings as used in the Articles.

        1.    At no time will the Investor actually, Constructively or Beneficially Own, as determined in accordance with the provisions of Code section 856(h), Capital Stock in excess of 29.9 percent of the aggregate value of the outstanding shares of Capital Stock of the Company ("Excepted Stock Ownership Limit"). To the extent the Individual's ownership (as defined in the Articles) exceeds the Excepted Stock Ownership Limit, then such shares of Capital Stock owned by the Individual in excess of the Excepted Stock Ownership Limit shall become Excess Shares in accordance with Section 4.5 of the Articles.

        2.    The Investor agrees that the exception provided in this Excepted Holder Certificate shall only apply to the Investor and that any subsequent event or Transfer by the Investor which would cause any violation or attempted violation of the Stock Ownership Limit with respect to any other Person in accordance with the Articles shall cause the revocation of the exception provided herein and any resulting Excess Shares shall be subject to the application of the remedies set forth in Section 4.5 of the Articles.

        3.    The Investor agrees that at no time will his ownership of Capital Stock cause the Company to actually or constructively own more than a 9.9 percent interest (within the meaning of Section 856(d)(2)(B) of the Code) in any tenant of the Company's real property determined without regard to any other interests in any such tenant which the Company may actually or constructively own. The Investor has received from the Company a list of all of the tenants of the real properties owned by the Company (in whole or in part) and has informed the Company of any ownership by the Investor in any of the tenants listed.

        4.    The Investor agrees that any violation or attempted violation of the provisions hereof and the Articles, or action inconsistent therewith, will cause an appropriate portion of any Capital Stock to become Excess Shares.

        5.    Within 30 days after the Investor receives a written request from the Company, the Investor shall provide to the Company written notice stating the name and address of the Investor, the number of shares of Capital Stock owned by the Investor or its Affiliates, and a description of the manner in which such shares are owned, together with such other additional information as the Company may request in order to determine the effect, if any, of such ownership on the Company's status as a REIT and to ensure compliance with the terms and provisions hereof and the Articles. Additionally, the Investor understands that the Company will provide to the Investor from time to time, but no more frequently than quarterly, a list of tenants in the real estate properties owned, directly or indirectly, by the Company and that the Investor shall have thirty days to inform the Company of any ownership of equity interests in any tenant. Further, in the event that the Company notifies the Investor that, due (even if only in part) to the Investor's ownership of equity interests in a tenant, the Company owns, directly or indirectly, a greater than 9.9% interest in any tenant of the Company, then, within 60 days after the receipt of such notice, the Company and the Investor shall promptly undertake good faith negotiations to resolve any such circumstances in a manner that will not result in any material tax liability to the Company.

        The foregoing representations and undertakings may be relied upon by tax counsel to the Company for purposes of providing its opinion regarding the status of the Company as a real estate investment trust following the grant of this exception to the Investor's Stock Ownership Limit.

[signature page follows]

        This Excepted Holder Certificate is made as of the 30th day of July, 2002.

By:	/s/ HOWARD M. AMSTER Howard M. Amster

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Exhibit 3(viii)
EXCEPTED HOLDER CERTIFICATE